Exhibit 99.1

News Release

Intec Pharma Granted Patent in Hong Kong for Accordion Pill™ Carbidopa / Levodopa

JERUSALEM, ISRAEL - (July 19, 2017) - Intec Pharma Ltd. (NASDAQ, TASE: NTEC), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill TM platform technology, announces that the Patent Registry Intellectual Property Department of Hong Kong has issued a Certificate of Grant of a Hong Kong patent for an Accordion Pill containing certain drugs, including the combination of Carbidopa and Levodopa. The patent, granted under No. HK1158545, is titled “Carbidopa/Levodopa Gastroretentive Drug Delivery” and is currently scheduled to remain in force until April 2029. The patent belongs to the Company’s IN-7 patent family, which already includes patents granted in the U.S., Europe, China, Japan, South Korea, South Africa and Israel.

“We remain committed to building out our IN-7 patent family in order to fortify our global leadership in gastric retention drug delivery with the Accordion Pill technology platform and this patent further strengthens that position,” stated Jeffrey A. Meckler, Chief Executive Officer of Intec Pharma. “This Hong Kong patent secures key elements of our Accordion Pill technology platform and our leading product, the Accordion Pill Carbidopa/Levodopa (AP-CD/LD), in significant markets. The AP-CD/LD is currently in a global Phase III clinical trial in advanced Parkinson's disease and the expanded patent protection will enhance any global commercial efforts for AP-CDLD."

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

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